ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2006

This annual information form (“AIF”) is as of March 30, 2007

ITEM 1. TABLE OF CONTENTS

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ITEM 2.           PRELIMINARY NOTES

This AIF includes certain statements that may be deemed "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this AIF, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions, as well as those factors addressed in the “Risk Factors” section of this AIF. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Incorporation of Continuous Disclosure Documents by Reference

In this Annual Information Form (“AIF”), the “Company” or “Northern Dynasty” refers to Northern Dynasty Minerals Ltd. and all its subsidiaries together unless the context states otherwise.

Incorporated by reference into this AIF are the comparative audited consolidated financial statements and Management’s Discussion and Analysis for Northern Dynasty for the fiscal year ended December 31, 2006 together with the auditor’s report thereon. These documents are available for review on the SEDAR website located at www.sedar.com. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Documents incorporated by reference in this AIF include all audited and interim financial statements, proxy circulars, news releases and other continuous disclosure documents filed by Northern Dynasty, copies of which are available on request from the offices of Northern Dynasty or on the SEDAR web site (indicated above).

Cautionary Note to Investors Concerning Estimates of Measured, Indicated and Inferred Resources

This AIF uses the terms ‘measured resources’, ‘indicated resources’ and ‘inferred resources’. Northern Dynasty advises the investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Pre-Feasibility Studies, or economic studies except for a Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Currency and Metric Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. The Company’s accounts are maintained in Canadian dollars. The business activities of the Company, carried out through its subsidiary in Alaska, U.S.A. are conducted primarily with United States dollars. The rate of exchange

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on December 31, 2006 as reported by the Bank of Canada, for the conversion of one United States dollar into one Canadian dollar was 1.1654.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, (ii) the average of exchange rates in effect on the last day of each month during such periods, and (iii) the high and low exchange rates during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars.

		Year Ended December 31
	2006	2005	2004
Rate at end of period	0.8581	0.8577	0.8308
Average rate for period	0.8816	0.8255	0.7685
High for period	0.9099	0.8690	0.8493
Low for period	0.8528	0.7872	0.7159

For ease of reference, the following factors for converting Imperial measurements into metric equivalents are provided:

Metric Units	Multiply by	Imperial Units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Glossary

In this Annual Information Form (“AIF”) the following terms have the meanings set forth herein:

National Instrument NI 43-101	The Canadian securities rule which establishes disclosure standards for mineral projects by Canadian resource companies.

Composite Hydrothermal System	Created by hydrothermal process or processes in which there is evidence of more than one centre or source of hydrothermal fluids, and potentially more than one mineral deposit.

HDGI

Is a reference to Hunter Dickinson Group Inc. (now renamed 3537137 Canada Inc.) which is the related party corporation which originally held the options to the Pebble Project, and which was acquired by the Company to become a 100% subsidiary in fiscal 2006.

Hydrothermal Alteration

Alteration of rocks or minerals by the reaction of hot, or hydrothermal, water with pre-existing (or host) rocks or minerals. The products of this reaction may also be a hydrothermal mineral deposit, that is, gangue and ore minerals that

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have been deposited in fractures, faults, breccia openings, etc., by replacement or open-space filling from watery fluids of 50-700 degrees C temperature and of 1-3 kilobars pressure.

Induced Polarization (“IP”) Survey

A geophysical survey used to identify a feature that appears to be different from the typical or background survey results when tested for levels of electro- conductivity; IP detects both chargeable, pyrite-bearing rock and non- conductive rock that has a high content of quartz. It is commonly used to explore for mineralization associated with porphyry copper deposits.

Mineral Symbols	Au - Gold; Ag - Silver; Al - Aluminum; Cu - Copper; Fe - Iron; Mo - Molybdenum; Na - Sodium; O - Oxygen; Pb - Lead; S - Sulphur; Zn - Zinc.

Porphyry deposit	A type of mineral deposit in which ore minerals are widely disseminated, generally of low grade but large tonnage.

Resource Category (Classification) Definitions

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria developed in 2000 by the Canadian Institute of Mining. Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (potential for economic viability) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest). These classifications can be more particularly described as follows:

“Mineral Resource” means a deposit or concentration of natural, solid, inorganic or fossilized organic substance in such quantity and at such greater quality that extraction of the material at a profit is currently or potentially possible. “Inferred Resource” means the estimated quantity and grade of a deposit, or a part thereof, that is determined on the basis of limited sampling, but for which there is sufficient geological information and a reasonable understanding of the continuity and distribution of metals values to outline a deposit of potential economic merit. “Indicated Resource” means the estimated quantity and grade of a part of a deposit for which the continuity of grade, together with the extent and shape, are so well-established that a reliable grade and tonnage estimate can be made. “Measured Resource” means the estimated quantity and grade of that part of a deposit for which the size, configuration and grade have been very well established by observation and sampling of outcrops, drill holes, trenches and mine workings.

“Mineral Reserve” is that part of a resource which can be mined legally and at a profit under economic conditions that are specified and which are generally accepted as reasonable. Economic viability must be demonstrated by at least a preliminary feasibility study based on Indicated and Measured Resources.

“Probable Reserve” means the estimated quantity and grade of that part of an Indicated Resource for which the economic viability has been demonstrated by adequate information and engineering, operating, economic and legal factors, at a confidence level that will allow positive decisions on major expenditures.

“Proven reserve” is the estimated quantity and grade of that part of a Measured Resource for which the size, grade and distribution of values, together with technical and economic factors, are so well-

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established that there is the highest degree of confidence in the estimate. The term should be restricted to that part of a deposit being mined, or being developed and for which there is a mining plan.

ITEM 3.           CORPORATE STRUCTURE

Northern Dynasty Minerals Ltd. is a mineral exploration company incorporated on May 11, 1983 pursuant to the Company Act of the Province of British Columbia (predecessor to the British Columbia Corporations Act in force since 2004), under the name “Dynasty Resources Inc.”. On November 30, 1983 the Company changed its name to “Northern Dynasty Explorations Ltd.” and subsequently, on October 11, 1997, changed its name to Northern Dynasty Minerals Ltd. Northern Dynasty became a reporting company in the Province of British Columbia on April 10, 1984 and was listed on the Vancouver Stock Exchange (now the TSX Venture Exchange and herein generally “TSX Venture”) from 1984-1987, listed on the Toronto Stock Exchange from 1987-1993, and unlisted but still in good standing with all securities commissions from 1993 to 1994, and thereupon listed on TSX Venture from 1994 to present. In November 2004, the common shares of Northern Dynasty were also listed on the American Stock Exchange (“AMEX”).

The head office of Northern Dynasty is located at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6, telephone (604) 684-6365, facsimile (604) 684-8092. The Company’s legal registered office is in care of its Canadian attorneys Lang Michener, Barristers & Solicitors, at Suite 1500, 1055 West Georgia Street, Vancouver, British Columbia, Canada V6E 4N7, telephone (604) 689-9111, facsimile (604) 685-7084. Its wholly owned Alaskan operating subsidiary, Northern Dynasty Mines Inc., is located at 3201 C Street, Suite 604, Anchorage, Alaska, USA 99503 as is the Company’s Alaskan mining claim title holding subsidiary, Northern Dynasty Holdings Inc.

In this Annual Information Form, a reference to the “Company” or “Northern Dynasty” includes a reference to its wholly-owned subsidiaries, unless the context clearly indicates otherwise. Certain terms used herein are defined in the text and others are included in the glossary of this Annual Information Form.

ITEM 4.           GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Northern Dynasty is a mineral exploration company focused on developing the Pebble Project a copper-gold-molybdenum mineral project. The Pebble Project is located in Alaska, 17 miles (27 kilometers) from the village of Iliamna, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

To December 31, 2006, Northern Dynasty’s aggregate exploration expenditures on the Pebble Project total approximately $137 million with acquisition costs of approximately $168 million, bringing the total invested in the property to approximately $305 million. Northern Dynasty does not have any operating revenue, although historically it has had annual interest revenue as a consequence of investing surplus funds pending the completion of exploration programs. During fiscal 2007, Northern Dynasty plans to continue its exploration and development of the Pebble Project.

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Significant Acquisitions and Significant Dispositions

During the year ended December 31, 2006, the Company completed the acquisition of Hunter Dickinson Group Inc. (more particularly described herein) which held a 20% carried interest in the Pebble Project for consideration 14,002,268 common shares. Northern Dynasty thus owns a 100% working interest in the Pebble project subject to a net profits royalty held by a predecessor-in-interest on a portion of the Pebble Project lands..

ITEM 5.           DESCRIPTION OF BUSINESS

The Pebble Project

The following is a description of the Pebble Project at December 31, 2006.

Original Option and Acquisition Agreements Overview

Pursuant to an Assignment Agreement dated October 29, 2001 between Northern Dynasty and Hunter Dickinson Group Inc., (“HDGI”), a related party to the Company, the Company was assigned an 80% interest in two separate options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of mining claims comprising the Pebble Project. The mining claims were known to hosts a large copper-gold-molybdenum porphyry deposit on state land in southwestern area of the State of Alaska, near Cook inlet..

The first of the two options permitted Northern Dynasty to purchase 80% of the previously drilled (by Teck Cominco) portions of the Pebble Project on which the majority of the known copper and gold mineralization was known to exist (the “Resource Lands”).A 20% carried interest in the resource lands option was retained by HDGI. The Resource Lands option required the payment of cash or shares during the three year term of the option (as extended by one year) and a balloon option payment at the end of the third year of approximately US$10 million (prior to November 30, 2004), at which time Northern Dynasty would own 80% of the Resource Lands (and HDGI, a 20% carried interest).

The second part of the Teck Cominco option permitted Northern Dynasty to earn a 50% (and up to 100%, subject to HDGI’s retained carried interest of 20%) in Northern Dynasty’s interest in the remainder of the Pebble Project which was the area outside of the known mineralization (the “Exploration Lands”) by doing 60,000 feet of exploration drilling by November 30, 2004.

In November 2004, Northern Dynasty had completed its option requirements and had exercised the option to acquire 80% of the Resource Lands and by February 2005, 80% of the Exploration Lands was acquired by exercise of the second option. During 2006, Northern Dynasty acquired the remaining 20% working interest in the Pebble Project with the purchase of 100% of HDGI. Northern Dynasty thus owns a 100% working interest in the Pebble project subject only to a nets profits royalty (4% of net profits, becoming 5% after project debt payback) held by Teck Cominco on the Exploration Lands.

Recent Operations

As a consequence of work done by Northern Dynasty between 2002 and 2006, two primary areas of mineralization have been identified at the Pebble Project and are referred to as the Pebble West Deposit (the original “Resource Lands”) and Pebble East Deposit (the original “Exploration Lands”). Northern Dynasty’s work program in fiscal 2006 involved exploration drilling of the Pebble East Deposit on the eastern flank of the Pebble West , and the continued collection of environmental and socioeconomic data

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and ongoing engineering studies towards a feasibility study and initiation of the permitting process.The 2006 program was focused on assessing the Pebble East Deposit through drilling and engineering studies to integrate it into the overall mine plan for the project. The drilling component of the program consisted of 100,000 ft (30,500 m). Comprehensive engineering, environmental, and socioeconomic programs, designed to collect input for a feasibility study for a long life mining operation, will continue in parallel with the drilling program. Work on an integrated development plan (“IDP”) for the overall project commenced in 2006 and will extend through 2007.

Alaska Statutes

Northern Dynasty is required to strictly comply with all Alaska statutes in connection with the Pebble Project. These statutes govern titles, operations, environmental, development, operating and generally all aspects of exploration and development of a mine in Alaska.

Alaska Statutes 38.05.185 and the following statutes establish the rights to mining claim and mineral leases on lands owned by the State of Alaska and open to mineral entry. This group of statutes also covers annual labour, annual rental, and royalties.

Operations on claims or leases on state owned land must be permitted under a plan of operations as set out in 11 Alaska Administrative Code 86.800. This regulation generally provides that the State Division of Mining can be the lead agency in coordinating the comments of all agencies, which must consent to the issuance of a plan of operations, and sets the requirements for the approval of a plan of operations.

Environmental conditions are controlled by Alaska Statute 46.08 (which prohibits release of oil and hazardous substances), Alaska Statute 46.03.060 and following (which sets water quality standards), and Alaska Statute 46.14 (which sets air quality standards).

2006 Equity Purchase by Rio Tinto Affiliate

During the year, the Company issued 8,745,845 common shares in connection with a share purchase agreement with Kennecott Canada Exploration Inc. (“Kennecott”) for $10.00 per share for proceeds of approximately $87 million. Kennecott received a right of first refusal to participate in up to 50% of future share placements by the Company, subject to customary exceptions, until Kennecott reaches 19.9% of the Company’s outstanding share capital. As described following, Kennecott has since acquired a number of shares from an existing holder which essentially takes Kennecott to this figure so the right continues as a 19.9% right until Kennecott either fails to take up any offered allotment or the fifth anniversary of the agreement, whichever occurs first. In January 2007, Northern Dynasty was advised by Galahad Gold plc (“Galahad”), a significant shareholder of the Company, that QIT-Fer Et Titane Inc., an affiliate of Rio Tinto, agreed to purchase 9.4 million shares of Northern Dynasty from Galahad at a price of $10 per share. The share purchase, which closed February 1, 2007, increased Rio Tinto’s indirect ownership in Northern Dynasty to approximately 19.79% .

At December 31, 2006, the Company had working capital of $90.3 million and approximately 2.9 million in-the-money share purchase options (exercisable at an average weighted price of $5.05). However, it will likely have to raise additional funds to carry out the planned 2007 exploration program. If the equity markets for resource issuers are not receptive to additional financings, Northern Dynasty would likely have to reduce the planned expenditures.

Property Agreements Further Particulars

Pursuant to an Assignment Agreement dated October 29, 2001 between the Company and Hunter Dickinson Group Inc., (“HDGI”), a related party to the Company, the Company was assigned an 80%

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interest in two options, which had been granted by Teck Cominco American Incorporated (“Teck Cominco”) under a single agreement to HDGI in respect of Teck Cominco’s “Pebble” copper/gold/molybdenum property in southwestern Alaska. One option granted the right to purchase 100% of the lands containing the then known mineralized resource at Pebble (the “Resource Lands Option”) and the second option granted the right to purchase a 50% interest in the lands surrounding the Resource Lands (the “Exploration Lands Option”) (together, the “Options”). HDGI was a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being at the time significant shareholders of the Company. The Assignment Agreement was ratified by shareholders of the Company on June 28, 2002.

The Company was assigned the 80% interest together with the right to acquire HDGI remaining 20% contractual interests in these option agreements from HDGI in consideration of the Company reimbursing HDGI’s costs of $584,655 in connection with the options, which included the staking of 134 claims to expand the property and 30 kilometers of induced polarization surveying over the new claims, and agreeing to pay for HDGI’s 20% share of costs in respect to the Pebble property.

The Resource Lands Option was extended by one year in an agreement dated December 19, 2002 under which the Company issued to Teck Cominco 200,000 shares for the extension. Pursuant to the Resource Lands Option the Company had the right to purchase the 36 claims of the Resource Lands, subject to HDGI’s 20% carried interests, by paying Teck Cominco US$10 million in cash or shares prior to November 30, 2004, which it did on November 23, 2004 by the issuance of 1,772,775 shares to Teck Cominco (total value of $11,788,621). Teck Cominco had the right for 180 days to elect whether to require the Company to manage the resale of these shares (“NDM Resource Lands shares”) in a manner where Teck Cominco would be guaranteed the US$10 million in resale proceeds net of any excess or deficiency adjustments. The actual adjusted amount was US$9,938,600.

Other interim option payments to Teck Cominco were made during 2001 to 2004, including US$250,000 in cash plus 500,000 two-year share purchase warrants (exercisable at $0.75) prior to December 31, 2001 and 500,000 shares and 500,000 two-year share purchase warrants (exercisable at $1.15) prior to March 31, 2002 and a further 500,000 shares and 250,000 warrants before December 31, 2002. Pursuant to an agreement to extend the deadline to purchase the Resource Lands from November 30, 2003 to November 30, 2004 an additional 200,000 shares were issued to Teck Cominco on December 19, 2002.

On May 9, 2005, Teck Cominco elected for the Company to guarantee the adjusted amount of US$9,938,600 in resale proceeds of the 1,772,775 shares. Under the agreement, the Company was to ensure proceeds totalling US$9,938,600 by May 22, 2006. At December 31, 2005, 473,700 of the 1,772,775 NDM Resource Lands shares had been sold for proceeds of US$2,039,902. During the year ended December 31, 2006, the Company managed the sale of an additional 1,277,028 NDM Resource Lands shares for proceeds paid to Teck Cominco of US$7,898,698, thereby completing its commitment regarding the resale of the NDM Resource Lands shares. The remaining 22,047 unsold NDM Resource Lands shares relating to this acquisition were then returned to the Company’s treasury.

At the time of the Company exercising the Resource Lands Option, the Company also exercised the Exploration Lands Option to earn a 50% interest in the adjacent Exploration Lands, subject to HDGI’s carried interest, by having completed 60,000 feet of drilling on the Exploration Lands prior to November 30, 2004.

As a consequence of the Company exercising the Exploration Lands Option, Teck Cominco could elect to either form a 50/50 joint venture with the Company with respect to the Exploration Lands, or to sell its 50% interest in the Exploration Lands to the Company for US$4 million and retain a net profits interest. On February 21, 2005, Teck Cominco elected to sell its remaining 50% interest in the Exploration Lands to the Company for the stipulated US$4 million payment, a 4% pre-payback net profits interest (after debt

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service), and a 5% after-payback net profits interest in any mine production from the Exploration Lands. The Company issued 977,795 shares of the Company at the then-prevailing market price as consideration for the required US$4 million payment but subject to Teck Cominco’s right to elect to have the proceeds guaranteed.

Teck Cominco had the right, until August 24, 2005, to elect whether to require the Company to manage the resale of these shares (“NDM Exploration Lands shares”) in a manner where Teck Cominco would be guaranteed US$4 million in resale proceeds by August 24, 2006. On July 18, 2005, Teck Cominco elected for the Company to guarantee the US$4 million in resale proceeds. During the year ended December 31, 2006, the Company managed the sale of 654,502 NDM Exploration Lands shares for proceeds paid to Teck Cominco of approximately US$4,000,000, thereby completing its commitment regarding the resale of the NDM Exploration Lands shares. During 2006, the remaining 323,293 unsold NDM Exploration Lands shares relating to this acquisition were then returned to the Company’s treasury.

In total, 345,340 common shares of the Company, at a value of $1,772,776, unsold after the Company’s obligations to Teck Cominco had been met, were returned to the treasury of the Company.

HDGI 20% Carried Interest

As a consequence of the Company electing to exercise the Options, the Company was entitled under the Assignment Agreement with HDGI to elect to acquire HDGI’s 20% carried contractual interests in the Options for cash or share consideration equal to the independently appraised value of the carried interests.

On May 31, 2006, the Company acquired 100% of the outstanding common shares of HDGI for purchase price of 14,002,268 common shares of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange have accepted the acquisition transaction.

Upon completion of the acquisition of HDGI, the Company, together with one or more 100% owned subsidiaries, owns a 100% right, title and interest in the entire Pebble Project (subject only to the Teck Cominco net profits interest in the Exploration Lands portion of the property).

Location, Access and Property Description

The Pebble Project is located in the Iliamna region of southwestern Alaska. It is approximately 200 mi (320 km) southwest of Anchorage and 17 mi (27 km) northwest of the village of Iliamna (Figure 1).

Access to the Pebble Project is via fixed wing aircraft to Iliamna. Iliamna has a state-operated airport with two 5,500 ft (1,700 m) paved runways. It is serviced by several passenger and cargo flights daily from Anchorage, using Convair, Hercules and DC-6 aircraft, as well as smaller charter aircraft. Current access from Iliamna to the property is by helicopter.

The Pebble Project is located 60 mi (95 km) from tidewater. Access to the coast from Lake Iliamna is provided by a 19 mi (30 km), state-maintained road, which extends from Pile Bay at the eastern end of Lake Iliamna to Williamsport near Iniskin Bay on Cook Inlet. Bulk fuel and heavy freight can also be

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barged in during the summer months to Lake Iliamna via the Kvichak River. There is currently no road from Iliamna northwest to the Pebble Project.

The property forms a continuous block consisting of 1,335 located Alaska State mineral claims totaling 39,900 hectares (98,600 acres).

Figure 1 Location

Topography and Climate

The climate of the Iliamna area is similar to Anchorage with summer daytime high temperatures ranging from 10 to 17 degrees Celsius, and low temperatures varying from -10 to -13 degrees Celsius from December to March. Average annual precipitation is 69 cm. The climate, although periodically harsh, is sufficiently moderate to allow a well-planned mineral exploration program to be conducted year-round.

The Pebble Project lies within an area of rolling hills and low mountains. Valley bottoms are at elevations of 820 ft (250 m) above sea level. The highest point on the property is Kaskanak Peak, at an elevation of 2,760 ft (841 m). The Pebble West and Pebble East mineralized deposits are situated at the 1,065 ft (325 m) elevation. Vegetation consists of sparse patches of alder trees separated by expanses of tundra and grass. The area was recently glaciated and glacial soil deposits and hummocky terrain abound. There are streams and small, shallow ponds in the vicinity of the project, which provide water for exploration drilling.

Exploration History

From the mid 1980s to 1994, Teck Cominco conducted exploration in the Pebble region, including prospecting, geological mapping, geochemical sampling, geophysical surveys and drilling of what is now known as the Pebble West Deposit and adjacent areas. The Pebble West discovery outcrop was identified in 1987, but the potential of the system was not fully realized until after an Induced Polarization (IP) geophysical survey was completed in 1989. Although limited in scope, the IP survey at Pebble displayed

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a response characteristic of a large, porphyry-copper system. This interpretation was validated through subsequent drilling by Teck Cominco that intercepted significant intervals of porphyry-style copper, gold and molybdenum mineralization. Engineering and metallurgical studies were carried out concurrently with drilling from 1991-1994. HDGI entered into options agreements with Teck Cominco to acquire the Pebble Project in November 2001.

In 2001, HDGI staked the additional claims to cover ground where Teck Cominco had detected a multi-element, soil-geochemical and geophysical (high IP chargeability) anomalies on two, widely spaced, reconnaissance lines. HDGI collected and analyzed 601 soil samples and did 30-line km of IP/resistivity surveying.

During 2002, Northern Dynasty drilled 68 holes totaling 37,090 ft (11,306 m) exploring for additional porphyry deposits within which to define higher-grade resources. Four new mineral zones were discovered. One of these, the Thirty-Eight Zone, is a till-covered copper-gold porphyry deposit located 12 km south-southwest of the Pebble West deposit. Some 86% of Teck Cominco’s drill core from the Pebble West deposit was relogged and a sectional geological model was completed. Based on this model, the Pebble West Deposit resource was estimated. Surface work included an 18.5 -line-km ground magnetometer survey; a 328-sample soil geochemical survey and a few man-days of geological traverses.

An independent mineral resource estimate of the Inferred resources in the Pebble West deposit at that time were 1.0 billion tonnes grading 0.30% copper, 0.40 g/t gold, and 0.015% molybdenum (0.61% copper-equivalent) above a cut-off grade of 0.30% copper-equivalent, and 271 million tonnes of 0.43% copper, 0.59 g/t gold, and 0.018% molybdenum (0.86% copper-equivalent) above a cut-off grade of 0.70% copper equivalent.

In 2003, Northern Dynasty drilled 58 holes totaling 64,730 ft (19,730 m) to define higher-grade portions in the Pebble West Deposit and 9 holes totaling 6,520 ft (1,990 m) to test four other prospective zones on the Property, as well as limited surface exploration. The 2003 drilling continued to indicate the presence of substantial porphyry mineralization at the 38 Porphyry Deposit. Drilling at the 37 Skarn intersected moderate gold and copper values; further work is necessary to fully determine the potential of the skarn mineralization. A new independent estimate of the Pebble West Deposit was done in February 2004, increasing the inferred mineral resources to 2.74 billion tonnes grading 0.55% copper-equivalent1 (0.27% copper 0.30 g/t gold, and 0.015% molybdenum above a cut-off grade of 0.30% copper-equivalent1.

In November 2004, a preliminary economic assessment of the Pebble Project was done based on the early 2004 resource estimate for the Pebble Deposit, now know as the Pebble West Deposit. The technical report, entitled “Preliminary Assessment of the Pebble Gold-Copper-Molybdenum Project, Iliamna Area, Alaska, USA” was completed in November 2004 by Qualified Persons Derek J. Barratt, P.Eng., and Peter G. Beaudoin, P.Eng., and is filed on www.sedar.com. The Preliminary Assessment was prepared in order to provide guidance for the ongoing engineering work.

The 2004 program involved collection of engineering, environmental and socioeconomic data required for the completion of feasibility studies. The program encompassed approximately 130,000 ft (40,000 m) of drilling, including holes to establish measured and indicated resources in the Pebble West Deposit and others to collect geotechnical, metallurgical and hydrological data to use for mine planning. Some exploratory drilling for new zones and unexplored targets was also done and enabled the Company to complete the 60,000 ft of drilling required to exercise its option on the Exploration Lands.

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1 Copper equivalent calculations use metal prices of US$0.80/lb for copper, US$350/oz for gold, and US$4.50/lb for molybdenum. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)

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and unexplored targets was also done and enabled the Company to complete the 60,000 ft of drilling required to exercise its option on the Exploration Lands.

In 2005, Northern Dynasty completed surface mapping of the Exploration Lands at a scale of 1:10,000, and drilled 128,970 feet of core in the Pebble Resource Lands and 33,531 feet of core in the Exploration Lands (23,540 feet of in 15 holes adjacent to the Pebble Resource Lands, 9,112 feet in 53 engineering holes, and 879 feet in Hole 5308 in the southwestern part of the Exploration Lands). This drilling lead to the discovery of a significant, new porphyry centre on the eastern side of the Pebble West Deposit beneath a cover of Tertiary rocks that apparently thickens to the east, and further drilling expanded and deepened the Pebble East deposit. The furthest east hole (5333) intersected a long interval of Tertiary rocks and did not reach the Tertiary-Cretaceous contact, suggesting the presence of a northeast-trending graben along the southeastern side of the Pebble East deposit. An initial estimate of the inferred mineral resource in Pebble East in early 2006 was 1.82 billion tonnes grading 0.60% copper, 0.37 g/t gold and 0.038% molybdenum at a 0.60% copper-equivalent cut-off.

Property Geology

The Pebble property encompasses the eastern and southern margins of the approximately 200 square km in size, Late Cretaceous (89.7 Ma) in age, tonalite-granodiorite Kaskanak Batholith (medium to coarse grained igneous rocks of intermediate composition, covering a large area), and the adjacent Jurassic-Cretaceous sedimentary and interbedded volcanic rocks that the batholith had intruded. On the east side of the batholith, a northeast-trending structural corridor is marked by a linear cluster of multi-phased, compositionally and texturally variable, irregular stocks, sills, dikes and breccia bodies (igneous bodies that are relatively small and circular, flat-lying, linear and structurally shattered, respectively) that are associated with and were formed slightly earlier than the batholith. Numerous gold and copper-gold mineral occurrences, including the large Pebble West, Pebble East and Thirty-Eight porphyry copper-gold-molybdenum deposits, are related to this diverse group of intrusions (coarse grained igneous rocks).

The Pebble West Deposit is a calc-alkalic porphyry (hosted by igneous rocks with potassium feldspar), encompassing four small granodiorite-quartz monzodiorite (coarse grained igneous rocks of intermediate composition) stocks and related sill-like intrusions. These stocks intrude folded and previously hornfelsed (metamorphosed) volcaniclastic (eroded and re-deposited volcanic rocks) sedimentary rocks that host earlier diorite sill-like intrusions, and later intrusion breccias (composed of angular fragments of intrusive rocks in crystalline matrix).

The Pebble East Deposit, discovered in 2005, occurs in a large mineralized intrusion under a cover of younger and unmineralized rocks. The dimensions of Pebble East Deposit are not yet fully defined, but drill results to the end of 2006 indicate the deposit extends over a north-south strike length exceeding 7,000 ft (2,100 m), and over a width exceeding 4,000 ft (1,220 m). Grades consistently exceed 1% copper equivalent. The deposit remains open for expansion to the north and to the south.

Mineralization

Mineralization, consisting principally of pyrite, chalcopyrite and molybdenite, occurs in zones of strong potassium-silicate alteration in and disseminated adjacent to quartz-vein stockworks in all rock types. It is strongest in and near the upper parts of the granodiorite stocks, especially in diorite sills, and in a major granodiorite sill. In the Pebble West Deposit, the copper/gold ratio is about 1% copper to 1.2 g/t gold. The copper/molybdenum ratio is about 20/1. In the Pebble East Deposit, the gold/copper ratio is more variable, generally being between 0.5 and 1.0 with some zones much lower than this and a few 10-ft (3-m) intervals with gold values from 30-65 g/t and copper values less than 1%. The copper/molybdenum ratio ranges widely and decreases strongly below 3000 ft (915 m) beneath the surface.

– 14 –	Annual Information Form

At Pebble, copper-gold-molybdenum mineralization extends over a known 3.9km by 2.9km area (2.4mi by 1.4mi) and to a depth of 610m (2,000ft) in the Pebble West Deposit and to a depth of 1,525m (5,000ft) in the Pebble East Deposit.

Significant amounts of high-grade copper minerals (predominantly bornite) were intersected in the four northernmost holes drilled in 2006 and also in four holes near the southernmost area drilled. The presence of significant bornite mineralization in these holes indicates their proximity to mineralizing centers which are open to extension and appear to be strengthening to the north and to the south.

Estimates of Mineralization

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Detailed drilling on the Pebble West Deposit in 2004 led to an updated resource estimate that was announced in March 2005. In February 2007, an updated estimate of the mineral resource in the Pebble East deposit was announced based on 132 holes drilled in the Pebble East area.

Pebble West Deposit – Measured Plus Indicated Mineral Resources[2] March 2005
Cut-Off	Size	Grade				Contained Metal
CuEQC %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQD %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	3,026	0.28	0.32	0.015	0.56	18.8	31.3	993
0.50	1,628	0.35	0.39	0.018	0.69	12.7	20.5	629
0.70	569	0.46	0.50	0.021	0.88	5.8	9.1	265

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Pebble West Deposit – Inferred Mineral Resources2 A,B March 2005
Cut-Off	Size	Grade				Contained Metal
CuEQC %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQD %	Copper B lb	Gold M oz	Molybdenum M lb
0.30	1,133	0.24	0.30	0.014	0.50	5.9	10.8	361
0.50	417	0.31	0.42	0.018	0.67	2.9	5.6	168
0.70	143	0.40	0.56	0.020	0.85	1.3	2.6	63

_____________________________________
2 The resource estimate was completed under the direction of David W. Rennie, P. Eng. of Scott Wilson Roscoe Postle Associates Inc., and R. Mohan Srivastava, M.Sc., P.Geo., of FSS Canada Consultants Inc., independent Qualified Persons as defined by Canadian regulatory policy NI 43-101.
3 Prepared by the technical staff of Northern Dynasty and audited by consultants at Scott WilsonRoscoe Postle Associates Inc., under the direction of David W. Rennie, P. Eng., an independent Qualified Person as defined by National Instrument 43-101.

– 15 –	Annual Information Form

Pebble East Deposit – Inferred Mineral Resources[3], A,B February 2007
Cut-Off	Size	Grade				Contained Metal
CuEQC %	Million Tonnes	Copper %	Gold g/t	Molybdenum %	CuEQD %	Copper B lb	Gold M oz	Molybdenum M lb
0.60	3,379	0.57	0.36	0.036	1.00	42.9	39.6	2.7
0.70	2,835	0.62	0.38	0.037	1.06	38.8	34.9	2.3
0.80	2,312	0.67	0.40	0.038	1.14	34.3	30.1	1.9
0.90	1,841	0.73	0.43	0.038	1.21	29.6	25.4	1.5
1.00	1,421	0.79	0.46	0.039	1.29	24.6	20.9	1.2
1.10	1,057	0.85	0.49	0.039	1.37	19.8	16.6	0.9

Note A	By prescribed definition, “Mineral Resources” do not have demonstrated economic viability.
Note B

An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.

Note C

A 0.30% CuEQ cut-off is considered to be comparable to that used for porphyry deposit operations in the Americas, but is subject to completion of a feasibility study. For bulk underground mining, higher cut-offs such as 0.60% CuEQ are typically used.

Note D

Copper equivalent calculations use metal prices of US$1.00/lb for copper, US$400/oz for gold, and US$6.00/lb for molybdenum. The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for metallurgical recoveries. Adjustment factors to account for differences in relative metallurgical recoveries for copper, gold and molybdenum will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) + (Mo % x 99.23/17.64)

Pebble West Deposit (Open Pit scenario) as used in the November 2004 Preliminary Assessment

Breakeven operating costs:

Mining	$0.87/tonne mined
Processing	$2.51/tonne mineralization
G&A, Maintenence, Environmental etc	$0.79/tonne mineralization
OPERATING COST	$4.17/tonne mineralization
Realization Costs (~$165/t conc)	$1.65/tonne mineralization
TOTAL OPERATING COST	$5.82/tonne mineralization

The CuEQ grade for resource estimation represents the equivalent amount of copper in the ground, irrespective of the metallurgical recoveries of the component metals utilized in the calculation. The following is the suggested copper equivalent calculation for the open pit scenario for Pebble West:

CuEQ% = Cu% + (Au g/t * Au$/g / Cu$/%) + (Mo% * Mo$/% / Cu$/%)
where:	Cu$/% = $1.00*22.046 = $22.06
Au$/g = $400/31.1035 = $12.86
Mo$/% = $6.00*22.046 = $132.28

Note that the above simple CuEQ calculation is intended for resource estimations only. Mine planning and reserve estimates will be based on Net Smelter Return (NSR) values for the metals rather than metal price. The breakeven cut-off grade (BEGrade), be it copper or copper equivalent, must equate to an NSR that meets (or exceeds) the operating cost. As can be seen from the equation below, the cut-off grade for which the recovered value matches the operating + realization costs of $5.82/tonne is 0.30% Cu.

BEGrade * Recovery * lbs/tonne * copper price = operating cost
BEGrade = 5.82 / (0.88 * 22.046 * 1.00)
EGrade = 0.29% Cu

The above operating costs and economic analysis were derived from the preliminary economic assessment on the Pebble West Deposit. The preliminary economic assessment is based partially on inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, therefore there is no certainty that the results predicted by the preliminary economic assessment will be realized. Investors are cautioned that the United States Securities and Exchange Commission does not permit U.S. mining companies to disclose economic results from a preliminary economic assessment based on inferred resources.

Pebble East (Underground Bulk Mining Scenario)

Replacing the mining cost above for open pit ($0.87/tonne mined) with costs that have been quoted by companies with block caving experience ($2.50/tonne mined), then the total costs (including realization costs) are $7.45/tonne, giving a value of 0.4% CuEq. A more conservative value of 0.6% CuEq has been used.

– 16 –	Annual Information Form

Sampling, Analysis, Security and Quality Assurance/Quality Control Procedures

For details on the sampling and analytical procedures at Pebble, please refer to Northern Dynasty’s 2004 Annual Information Form .

For all Northern Dynasty drilling programs, core is boxed at the drill rig and transported daily by helicopter to the secure core logging facility in Iliamna, Alaska, where it is geologically logged and digital photographs of each box of core taken prior to sampling. These images are archived on electronic data storage disk, and provide an indication and record of the core recovery and rock quality. Sampling is performed by mechanically splitting the core in half lengthwise. The remaining half core is returned to the core boxes and is stored at a secure Iliamna warehouse. Samples are placed in bags and stored in a locked aircraft hangar prior to shipping via twice-weekly scheduled air service to Anchorage. From Anchorage, the samples are taken by commercial surface transport to sample preparation laboratories at Fairbanks, Alaska.

Drilling, sampling and QAQC are supervised by qualified persons employed by Northern Dynasty. Core samples are logged and identified in the field with consecutively numbered sample tags, on which the analytical QAQC designations for standards and duplicates are pre-marked.

Recent Exploration – 2006 Program

Drilling

The 2006 program consisted of holes drilled for exploration, engineering and environmental purposes in the area of the Pebble East deposit, as tabulated below:

# of Drill holes	Footage	Meterage	Purpose	Type
19	73,721	22,470	Exploration	Core
17	3,176	968	Geotechnical	Core
14	1,611	491	Monitoring wells	Percussion
50	78,508	23,929

Core drilling to explore and define the Pebble East deposit was completed in 19 holes, expanding the deposit to a north-south strike length exceeding 7000 ft (2100 m), and over a width exceeding 4000 ft (1220 m). Grades consistently exceed 1% copper equivalent. The deposit remains open for expansion to the north and to the south.

Integrated Development Plan (“IDP”)

The engineering effort in 2006 was reduced from the previous year, pending the delineation of the Pebble East deposit. The work that was completed was focused on collection of data to support the preparation of the IDP, in particular, some key preliminary data for Pebble East. The main areas in which analysis continued during the year were:

  Geotechnical evaluations of the surface soil deposits in the vicinity of potential tailings storage sites;

  Analysis of power supply options,

  Collection of geotechnical and hydrogeological data to support design of a potential underground mine at Pebble East;

– 17 –	Annual Information Form

  Initial evaluation of bulk underground mining options for Pebble East, with a focus on determining potential mining rates and development scenarios; and

  Initial scoping-level metallurgy on Pebble East and collection of samples for a pre-feasibility level metallurgy program in 2007.

Geotechnical Data

Pebble East

A major program was initiated to collect geotechnical data specifically intended to support design of a major underground mine at Pebble East. A major independent consulting firm with significant expertise in defining underground mining parameters was engaged. Their personnel oriented and logged 4 holes as they were drilled and also re-logged 4 holes drilled in 2005. In addition, a number of holes drilled in 2006 were tested with an acoustic logger. Work to correlate the geotechnical and acoustic logs was initiated in the third quarter.

All these data are currently being assessed and a similar program will be conducted in 2007.

In addition to collecting rock quality parameters, a deep groundwater monitoring system was installed in one of the exploration holes. The data will be used to assess the hydrogeological parameters of Pebble East.

Surface

Seventeen holes, with depths ranging between 90 and 400 ft, were drilled to further understand the characteristics of the surface soil properties on the site. Most of these holes were drilled in the vicinity of one of the possible tailings sites. Others were drilled over top of Pebble East to assess the quality of the soils.

Mine Engineering

In the third quarter, Northern Dynasty engaged an independent consulting firm with significant experience in the evaluation of large-scale underground mines to commence a scoping-level assessment of Pebble East. This study demonstrated that an underground mine on Pebble East could produce as much as 110,000 tonnes per day over a 50 year or longer period. The results of this work are currently being updated to incorporate the latest resource model based on the 2006 drilling. These results will then be used to assess the preferred development strategy for the IDP.

Metallurgy

Preliminary scoping tests were completed at SGS Lakefield Research in April 2006 on samples from a 200 ft intersection of drill hole 5327 in the Pebble East Deposit. The samples were composited into a single overall sample and into four samples representing 50 foot down-hole lengths. The work demonstrated that the Pebble East Deposit mineralization that was tested is amenable to treatment with a flowsheet encompassing a simplified suite of reagents, incorporating rougher/scavenger flotation at natural pH and a combination of regrinding of bulk rougher concentrate and bulk scavenger cleaner concentrate, copper/pyrite separation and final cleaning. Excellent concentrate grades were achieved with simple pH control using lime.

Projected overall recoveries for the composite tested, based on lock cycle test results, are 98% for copper, 78% for gold and 73% for molybdenum (to copper flotation concentrate) from a calculated feed grade of 0.75% Cu, 0.38 g Au/t and 0.012% Mo.

– 18 –	Annual Information Form

Sample collection for detailed metallurgical studies of Pebble East commenced in the third quarter of 2006. Quarter core samples were collected on site from holes drilled in 2005 and the first four holes drilled in 2006 and forwarded to SGS Lakefield Research. Composite preparation was started by year end; a total of 134 composites were prepared. The planned program, including comminution tests, flotation test and environmental data generation, is scheduled for completion in the first half of 2007.

Infrastructure

Although a base case for the project infrastructure has been developed, previous studies had shown that some alternatives for the port site and road may offer opportunities. Investigations continued during the latter half of 2006. Homer Electric Association is continuing its analysis of power generation and transmission alternatives to optimize project design, cost, and schedule factors.

Environmental, Cultural and Socio-Economic Studies

Northern Dynasty’s comprehensive environmental and socioeconomic study programs continued in 2006, along with its efforts to engage local communities, and other project stakeholders in an informed dialogue on the deposit geology, project design alternatives and the environmental studies. Over the past 12 months, more than 350 meetings have been facilitated with project stakeholders throughout the State of Alaska and the Company also continued its local hire/recruiting, workforce training, and local business development initiatives.

The Company has now completed three consecutive years of environmental and socio-economic baseline data studies. This work was undertaken by over 45 independent consulting firms, and expanded the geographic scope of its investigations to support Pebble East planning. Water rights applications were submitted to the Alaska Department of Natural Resources in July 2006 to maintain Northern Dynasty’s priority status. These applications will be processed during project permitting, which is planned to commence when the optimized project is designed.

The majority of chapters are now completed and under review by the senior technical reviewers. Consultants are now analyzing the 2006 data.

Stakeholder Engagement

Northern Dynasty continues to focus on developing positive working relationships with many local native and community institutions, while supporting skills training, workforce and business development, local scholarships, search and rescue efforts, and other community initiatives.

The Company has employed more than 100 local people from more than 20 small Bristol Bay communities in each of the last two years, and made significant expenditures on local goods, services and salaries. The Company spent over $3 million in the local regions in 2006, an increase from $2.8 million in 2005. It also entered into 14 different goods and service contracts with Bristol Bay companies. On-site training programs have enabled Northern Dynasty to hire more local people and to advance workers to positions requiring more skill and responsibility. The Company is also investing in the future, by providing financial support to introduce mining and natural resources career education in schools in the local region.

Notwithstanding the information campaign against mining in Bristol Bay by what Company management perceives to be a minority of special interests, the Company’s management believes there is growing support for the responsible development of the Pebble Project subject to adherence to due process in project permitting in the state. This is evidenced by the successful October 2006 re-election of the incumbent mayor and key council members of the Lake and Peninsula Borough and the November

– 19 –	Annual Information Form

2007 state election of a another Republican governor whose campaign position was in support of mining and advocated due process for permitting of Pebble. In a recent (March 2007) public opinion poll commissioned by the Alaska Legislature, the following question was posed: "Do you favour or oppose going forward with the environmental impact studies for the proposed Pebble mine to determine whether or not the mine could be developed in a responsible manner." A total of 79% of Alaskans favoured such a process.

Plan of Operation – Fiscal 2007

A comprehensive program is planned for 2007, encompassing drilling, engineering, and on-going environmental data collection and community engagement programs.

Exploration and Resource Drilling

Drilling re-commenced at the Pebble Project site in the first half of February 2007. There are currently five rigs in operations, with plans to increase up to eight rigs by late April.

The 2007 program will focus on Pebble East and consist of two components: delineation drilling and infill drilling. Delineation drilling in the order of 100,000 ft (30,400 m) will focus on extending the Pebble East deposit to the north and the south and to define its eastern and western limits. Infill drilling will comprise approximately 150,000 ft (45,720 m) and focus on upgrading the resource classification of the highest grade 1 billion tonnes of the deposit.

Other Drilling

Drilling is also planned for the collection of additional surface soils and groundwater data throughout the site.

Engineering

To achieve the 2007 objectives, the key engineering tasks that have been identified are to:

  Collect additional site and underground geotechnical data to support ongoing mine design work;

  Complete pre-feasibility level metallurgical testwork on Pebble East to optimize conventional processing systems and designs;

  Continue to assess the major infrastructure elements (access road, port and power) in order to establish the optimum alternatives and designs for these Project components; and

  Develop the best overall Project mine plan from the extensive mineral resources available.

Environmental and Socioeconomic

Northern Dynasty's comprehensive environmental and socioeconomic study programs will continue in 2007 with the objectives of collecting data in the expanded Pebble East deposit area and to compare annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The primary focus of 2007 programs will be in the areas of water, wetlands, aquatic/fish, terrestrial/wildlife, wetlands, and subsistence/traditional use. As well, the penultimate draft of the Pebble Project Environmental Baseline Document will be worked on in 2007.

– 20 –	Annual Information Form

Community outreach and stakeholder communication initiatives will continue and expand in 2007 with the hiring of local community associates within some of the area villages. In addition, there will be an expanded interaction with and briefings of industry associations such as the Alaska Miners’ Association and the Resource Development Council and with grassroots movements such as Truth About Pebble.

Recommended work program and Interim Budget

The following budget has been approved by the Board for the period of January 1 to June 30 2007. The drilling portion is phase one of a two-phase program proposed for 2007 in a technical report “2006 Summary Report on the Pebble Copper-Gold-Molybdenum Project” by C.M. Rebagliati and J.G. Payne.

Activity	CDN$
Drilling	30,000,000
Engineering	6,000,000
Environmental	12,000,000
Public/Community Affairs	3,600,000
Management, Permitting, Legal	700,000
Anchorage Office	700,000
Head Office	2,000,000
Total	55,000,000

Risk Factors

The securities of Northern Dynasty are highly speculative and subject to a number of risks. A prospective investor or other person reviewing Northern Dynasty for a prospective investor should not consider an investment in Northern Dynasty unless the investor is capable of sustaining an economic loss of the entire investment. The risks associated with Northern Dynasty’s business include:

Northern Dynasty’s mineral properties do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and Northern Dynasty has completed a core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before Northern Dynasty can ascertain if any mineralization may be economic and hence constitute ‘ore”. Engineering, socioeconomic and environmental studies are ongoing. Additional drilling is planned to further define the Pebble East Deposit. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Northern Dynasty makes on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures will be totally lost and the value of Northern Dynasty stock negatively impacted.

Mineral Resources disclosed by Northern Dynasty for the Pebble Project are estimates only

Northern Dynasty has included mineral resource estimates that have been made in accordance with National Instrument 43-101. These resources estimates are classified as “measured resources”, “indicated resources” and “inferred resources”. Northern Dynasty advises investors that while these terms are

– 21–	Annual Information Form

mandated by Canadian securities administrators, the U.S. Securities and Exchange Commission does not recognize these terms. Investors are cautioned not to assume that any part or all of mineral deposits classified as ’measured resources’ or ’indicated resources’ will ever be converted into ore reserves.

Further, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

All amounts of mineral resources are estimates only, and Northern Dynasty cannot be certain that any specified level of recovery of metals from the mineralized material will in fact be realized or that the Pebble Project or any other identified mineral deposit will ever qualify as a commercially mineable (or viable) orebody that can be economically exploited. Mineralized material, which is not mineral reserves, does not have demonstrated economic viability. In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices and actual results of mining.

Northern Dynasty will require significant additional financing in order to continue its exploration activities and its assessment of the commercial viability of the Pebble Project.

Northern Dynasty will need to raise additional financing to continue exploration and complete feasibility studies for the Pebble Project. If the costs of Northern Dynasty’s planned exploration programs are greater than anticipated, Northern Dynasty may have to seek additional funds through public and private share offerings, arrangements with corporate partners, or debt financing. There can be no assurance that Northern Dynasty will be successful in its efforts to raise these required funds, or that it will be able to raise the funds on terms that do not result in high levels of dilution to shareholders. The continued exploration of the Pebble Project and the development of Northern Dynasty’s business will depend upon Northern Dynasty’s ability to establish the commercial viability of the Pebble Project and to ultimately develop its cash flow from operations and reach profitable operations. Northern Dynasty is currently in the exploration stage and has no revenue from operations and is experiencing significant negative cash flow. Accordingly, the only other sources of funds presently available to Northern Dynasty are through the sale of equity and debt capital. Alternatively, Northern Dynasty may finance its business by offering an interest in its mineral properties to be earned by another party or parties carrying out further exploration and development thereof or to obtain project or operating financing from financial institutions. If Northern Dynasty is unable to obtain this additional financing, Northern Dynasty will not be able to continue its activities and its assessment of the commercial viability of the Pebble Project.

Northern Dynasty has no history of earnings and no foreseeable earnings and may never achieve profitability or pay dividends.

Northern Dynasty has a long history of losses and there can be no assurance that Northern Dynasty will ever be profitable. Northern Dynasty has paid no dividends on its shares since incorporation. Northern Dynasty presently has no ability to generate earnings as its mineral properties are in the exploration stage. If Northern Dynasty is successful in developing the Pebble Project, Northern Dynasty anticipates that it will retain future earnings and other cash resources for the future operation and development of its business. Northern Dynasty does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends is solely at the discretion of Northern Dynasty’s board of directors, which will take into account many factors including Northern Dynasty’s operating results, financial conditions and anticipated cash needs. For these reasons, Northern Dynasty may never achieve profitability or pay dividends.

Northern Dynasty’s consolidated financial statements have been prepared assuming Northern Dynasty will continue on a going concern basis

– 22–	Annual Information Form

Northern Dynasty’s consolidated financial statements have been prepared on the basis that Northern Dynasty will continue as a going concern. At December 31, 2006, Northern Dynasty had working capital of approximately $90.3 million. Management recognizes that Northern Dynasty will need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that Northern Dynasty will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If Northern Dynasty is unable to obtain adequate additional financing, Northern Dynasty will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that Northern Dynasty's assets and liabilities be restated on a liquidation basis which would likely differ significantly from their going concern assumption carrying values.

As the Pebble Project is Northern Dynasty’s principal mineral property, the failure of Northern Dynasty to establish that the Pebble Project possesses commercially viable deposits of ore will cause a significant decline in the trading price of Northern Dynasty’s common shares and reduce its ability to obtain new financing.

The Pebble Project is Northern Dynasty’s principal mineral property. Northern Dynasty’s principal business objective is to carry out further exploration activities to establish whether the Pebble Project possess commercially viable deposits of ore. If Northern Dynasty in not successful in its plan of operations, Northern Dynasty may have to seek a new mineral property to explore or acquire an interest in a new mineral property or project. Northern Dynasty anticipates that such an outcome would result in a significant decline in the trading price of Northern Dynasty’s common shares. Furthermore, Northern Dynasty anticipates that its ability to raise additional financing to fund exploration of a new property or the acquisition of a new property or project would be impaired as a result of the failure to establish commercial viability of the Pebble Project.

If prices for copper, gold and molybdenum decline, Northern Dynasty may not be able to raise the additional financing required to fund its exploration activities for the Pebble Project.

The ability of Northern Dynasty to raise financing to fund its exploration activities and, if warranted, development of the Pebble Project, will be significantly affected by changes in the market price of the metals it mines or for which it explores for. The prices of copper, gold and molybdenum are volatile, and are affected by numerous factors beyond Northern Dynasty’s control. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause investors to be unprepared to finance exploration of copper, gold and molybdenum, with the result that Northern Dynasty may not have sufficient financing with which to funds its exploration activities. In this event, Northern Dynasty may not be able to carry out planned exploration activities and, if warranted, development of the Pebble Project with the result that Northern Dynasty may not be able to continue its plan of operations.

Northern Dynasty competes with larger, better capitalized competitors in the mining industry.

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project’s potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Northern Dynasty. Northern Dynasty faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than Northern Dynasty does. As a result of this competition, Northern Dynasty may be unable to maintain or acquire financing, personnel,

– 23–	Annual Information Form

technical resources or attractive mining properties on terms Northern Dynasty considers acceptable or at all.

Compliance with environmental requirements will take large resources and changes to these requirements could significantly increase the costs to Northern Dynasty of developing the Pebble Project and could delay these activities.

Northern Dynasty must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to Northern Dynasty of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to Northern Dynasty’s exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards on Northern Dynasty’s mineral properties may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect Northern Dynasty. Northern Dynasty may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at our projects. Environmental hazards may exist on the properties in which Northern Dynasty holds interests which are unknown to Northern Dynasty at present and which have been caused by previous or existing owners or operators of the properties. The presence of such environmental hazards may result in Northern Dynasty being required to comply with environmental reclamation, closure and other requirements that may involve significant costs and other liabilities. Any changes in regulations or shift in political attitude are beyond the control of Northern Dynasty and may adversely affect its business.

Northern Dynasty is subject to many risks that are not insurable and, as a result, Northern Dynasty will not be able to recover losses through insurance should such risks occur.

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Northern Dynasty may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increase in Northern Dynasty’s operating expenses which could, in turn, have a material adverse effect on Northern Dynasty’s financial position and its results of operations. Although Northern Dynasty maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Northern Dynasty might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event Northern Dynasty could incur significant liabilities and costs that could materially increase Northern Dynasty’s operating expenses.

The market price of Northern Dynasty’s common shares is subject to high volatility and could cause investor loss.

The market price of a publicly traded stock, especially a resource issuer like Northern Dynasty, is affected by many variables in addition to those directly related to exploration successes or failures. Such factors include the general condition of market for resource stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the Company’s common shares suggests Northern Dynasty’s shares will continue to be volatile. Therefore, investors could suffer

– 24–	Annual Information Form

significant losses if Northern Dynasty’s shares are depressed or illiquid when an investor seeks liquidity and needs to sell Northern Dynasty shares.

If Northern Dynasty loses the services of the key personnel that it engages to undertake its exploration, then Northern Dynasty’s plan of operations may be delayed or be more expensive to undertake than anticipated.

Northern Dynasty’s success depends to a significant extent on the performance and continued service of certain independent contractors, including Hunter Dickinson Inc (“HDI”). The Company has access to the full resources of HDI, an experienced exploration and development firm with in-house geologists, engineers and environmental specialists, to assist in its technical review of the various opportunities; however the Company does not have the right to require HDI to bring to the Company all corporate opportunities that come to HDI's attention. Northern Dynasty has contracted the services of professional drillers and other contractors for exploration, environmental, construction and engineering services. Poor performance by such contractors or the loss of such services could result in the exploration activities planned to be undertaken by Northern Dynasty being delayed or being more expensive to undertake than anticipated.

ITEM 6.           DIVIDENDS

The Company has not paid any dividends on any of its shares since incorporation and does not presently have any intention of paying dividends.

ITEM 7.           DESCRIPTION OF CAPITAL STRUCTURE

Northern Dynasty’s share capital consists of one class only, namely common shares without par value, of which an unlimited number of shares are authorized and 91,685,519 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2006. As of March 19, 2007, there were 91,860,119 common shares issued and outstanding as fully paid and non-assessable. The accompanying audited consolidated financial statements provide details of all share issuances effected by Northern Dynasty in the issue price per share since January 1, 2003.

There are approximately 3.6 million shares of Northern Dynasty which are held by or on behalf of non-Canadians.

There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Northern Dynasty rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup.

There are no constraints imposed on the ownership of securities of Northern Dynasty.

Northern Dynasty’s securities have not received any ratings from any rating organization.

– 25–	Annual Information Form

ITEM 8.           MARKET FOR SECURITIES

The following table shows the progression in high and low trading prices of the common shares of Northern Dynasty on the TSX Venture Exchange and AMEX for the periods listed.

		TSX Venture			AMEX
			Average			Average
			Daily			Daily
	High	Low	Trading	High	Low	Trading
	(Cdn$)	(Cdn$)	Volume	(US$)	(US$)	Volume
Monthly
December 2006	10.53	9.09	112,400	9.20	7.81	142,500
November 2006	9.78	6.61	255,100	8.58	5.94	195,200
October 2006	7.72	6.25	61,900	6.85	5.56	111,800
September 2006	9.55	6.50	84,400	8.62	5.76	200,700
August 2006	9.60	8.46	52,100	8.49	7.49	114,700
July 2006	10.00	8.25	69,200	8.99	7.17	171,400
June 2006	10.49	8.10	175,300	9.24	7.31	278,800
May 2006	9.75	7.42	233,200	8.81	6.53	316,100
April 2006	8.80	7.19	190,800	7.80	6.29	268,100
March 2006	7.70	6.15	160,500	6.65	5.32	205,800
February 2006	7.95	6.25	243,400	6.98	5.50	298,400
January 2006	8.33	5.97	263,900	7.30	5.15	355,600

Northern Dynasty share trading information is also available through free internet search services (for example, see Yahoo.com, enter NDM.V or NAK)

ITEM 9.           ESCROWED SECURITIES

There are no shares of Northern Dynasty held in escrow.

ITEM 10.         DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Company, their principal occupations during the past five years, and the period of time they have served as directors or officers of Northern Dynasty are as follows. Except where indicated, each director and senior officer of Northern Dynasty has held the same or similar principal occupation with the organization indicated or a predecessor thereof for the last five years. The number of common shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 30, 2007.

Name, Position and Country of Residence	Period a Director of Northern Dynasty	Securities Beneficially Owned or Controlled
David J. Copeland Director Vancouver, British Columbia	Since June 1996	2,171,783 Common Shares 165,000 Options (1)

– 26–	Annual Information Form

Name, Position and Country of Residence	Period a Director of Northern Dynasty	Securities Beneficially Owned or Controlled
Scott D. Cousens Director Vancouver, British Columbia	Since June 1996	1,984,133 Common Shares 165,000 Options (1)
Robert A. Dickinson Chairman of the Board and Director Lions Bay, British Columbia	Since June 1995	3,263,583 Common Shares(4) 204,000 Options (2)
David Elliott Director Vancouver, British Columbia	Since July 2004	13,000 Common Shares 165,000 Options (1)
Gordon J. Fretwell Director West Vancouver, British Columbia	Since July 2004	Nil Common Shares 165,000 Options (1)
Wayne Kirk Director San Rafael, California	Since July 2004	20,000 Common Shares 165,000 Options (1)
Jeffrey R. Mason Secretary, Chief Financial Officer and Director Vancouver, British Columbia	Since June 1996	1,829,889 Common Shares 165,000 Options (1)
Walter T. Segsworth Director West Vancouver, British Columbia	Since September 2004	Nil Common Shares 165,000 Options (1)
Ronald W. Thiessen President, CEO and Director West Vancouver, British Columbia	Since November 1995	2,095,838 Common Shares 249,000 Options (3)

Notes:

1.

Mr. Copeland, Mr. Cousens, Mr. Elliott, Mr. Fretwell, and Mr. Kirk, Mr. Mason, and Mr. Segsworth each hold options to purchase 90,000 common shares at $7.25 per share expiring on April 30, 2011 and 75,000 common shares at $10.95 per share expiring on February 20, 2012.

2.	Mr. Dickinson holds options to purchase 90,000 Common Shares at an exercise price of $7.25 per share expiring on April 30, 2011 and 114,000 Common Shares at $10.95 expiring on February 20, 2012.

3.	Mr. Thiessen holds options to purchase 135,000 Common Shares at an exercise price of $7.25 per share expiring on April 30, 2011 and 114,000 Common Shares at $10.95 expiring on February 20, 2012.

4.	Certain of these shares are held by United Mineral Services, a private company that is wholly owned by Mr. Dickinson.

At the annual general meeting of the Company held in June 20, 2006, directors listed were re-elected to a one-year term of office expiring at the next annual general meeting of Northern Dynasty, which is expected to be held in June 2007. Several of the directors serve together on a number of boards of directors of other publicly listed companies. A cost sharing arrangement exists between a number of these companies pursuant to administrative and geological service agreements with Hunter Dickinson Inc. (“HDI”), a private company owned equally by nine public companies, one of which is Northern Dynasty. HDI provides extensive engineering, geological and administrative services to, and incurs costs on behalf of, these companies and allocates the full costs to them. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

Based on insider reports filed on www.sedi.ca, as at March 28, 2006, the above directors and officers beneficially owned, directly or indirectly, or exercised control or direction over 15,230,006 common shares of the Company (14.8%), or 16,693,006 common shares on a fully diluted basis (16.4%) .

The following committees have been established by the members of Northern Dynasty’s board of directors:

– 27–	Annual Information Form

Committee	Membership
Audit Committee	David Elliott Gordon Fretwell Wayne Kirk
Compensation Committee	David Elliott Gordon Fretwell Wayne Kirk Jeffrey Mason
Nominating and Corporate Governance Committee	David Elliott Gordon Fretwell Wayne Kirk

The mandate of each of these committees is more particularly described in Northern Dynasty’s management information circular filed on www.SEDAR.com on May 26, 2006.

Principal Occupation and Other Companies Served by Current Directors of Northern Dynasty

DAVID J. COPELAND, P.Eng. - Director

David J. Copeland is a geological engineer who graduated in economic geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Rockwell Ventures Inc.	Director & CEO	September 2006	Present
Taseko Mines Limited	Director	March 1994	Present

SCOTT D. COUSENS - Director

Scott D. Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing

– 28–	Annual Information Form

initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	November 2006
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT A. DICKINSON, B.Sc., M.Sc. – Chairman of the Board and Director

Robert A. Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006

– 29–	Annual Information Form

Company	Positions Held	From	To
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Rockwell Ventures Inc.	Director and Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B. Comm, ICD.D. FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Mr. Elliott has also served on the boards of the BC Cancer Foundation and the University of BC Alumni Association. Currently, Mr. Elliott is a director and audit committee chairman of Northern Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2004
	President & COO	May 2002	June 2003

GORDON J. FRETWELL, B.Comm. LLB. – Director

Gordon J. Fretwell holds a B.Comm, degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree. Formerly a partner in a large Vancouver law firm, Mr. Fretwell

– 30 –	Annual Information Form

has, since 1991, been a self-employed solicitor (Gordon Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.

Mr. Fretwell is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 2004	Present
Continental Minerals Corporation	Director	February 2001	Present
Rockwell Ventures Inc.	Secretary	March 1998	Present
	Director	March 1998	September 2006
Antarex Metals Ltd.	Director	December 2000	September 2002
Bell Resources Corporation	Director	June 2001	Present
Benton Resources Corp.	Director	March 2005	Present
Copper Ridge Explorations Inc.	Director and Secretary	September 1999	Present
Grandcru Resources Corp.	Director	December 2002	Present
Icon Industries Limited	VP of Legal Services	December 2000	Present
	Director	July 2004	Present
International Royalty corporation	Director	February 2005	Present
Keegan Resources Inc.	Director	February 2004	Present
Pine Valley Mining Corp.	Director	August 2003	Present
Quartz Mountain Resources Ltd.	Director	January 2003	Present
Tri-Gold Resources Corp.	Director	July 2001	October 2003
	Secretary	July 2001	September 2003
	CFO	November 2005	January 2006

WAYNE KIRK, LLB - Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

– 31–	Annual Information Form

Mr. Kirk is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

JEFFREY R. MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey R. Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies, including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Coastal Contacts Inc.	Director	October 2006	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Detour Gold Corporation	Director	January 2007	Present
	Chief Financial Officer	January 2007	Present

– 32–	Annual Information Form

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

WALTER T. SEGSWORTH, P.Eng. – Director

Walter T. Segsworth has been an active and respected member of the international mining industry for over 30 years. He has an excellent track record in employee safety, environmental excellence and turn around production situations. During Mr. Segsworth’s tenure as President, Chief Operating Officer and Director at Homestake Mining Company, the Company set a 125 year gold production record and its operating costs reached 25 year lows. Mr. Segsworth is a past Director and Chairman of the Mining Associations of Canada and British Columbia, and was voted British Columbia Mining Industry Person of the Year in 1996. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum and until recently, was part of the Mining Curriculum Advisory Board of the Michigan Technological University, from which he earned his degree in Mining Engineering.

Mr. Segsworth is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Northern Dynasty Minerals Ltd.	Director	September 2004	Present
Anooraq Resources Corporation	Director	March 2004	Present
Great Basin Gold Ltd.	Director	January 2003	Present
Cumberland Resources	Director	May 2002	Present
Expatriate Resources Ltd.	Director	February 2001	Present
Novagold Resources Inc.	Director	May 2002	November 2002
UEX Corporation	Director	March 2002	Present

– 33–	Annual Information Form

RONALD W. THIESSEN, CA – Director, President and Chief Executive Officer

Ronald W. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and CEO	November 2000	September 2006
	Chairman	September 2006	Present

– 34–	Annual Information Form

Other Officers

BRUCE JENKINS - Chief Operating Officer

Bruce Jenkins is a corporate and government relations executive with over 30 years of experience in project and corporate management. He is COO of US subsidiary Northern Dynasty Mines Inc. and directs Northern Dynasty's environment, government, community relations and permitting activities.

STEPHEN HODGSON - Vice President, Engineering

Stephen Hodgson is a professional engineer with 30 years of experience in mine operations, mine development and project engineering. He is Vice President of US subsidiary Northern Dynasty Mines Inc., Vice President of Engineering for Hunter Dickinson Inc. and Feasibility Study Director for the Pebble Project.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Northern Dynasty is, as of the date of this AIF, or has been within the 10 years before the date of this AIF, a director or officer of any company that while that person was acting in that capacity, was the subject of a cease trade order, penalties, sanctions or bankruptcy, during the time the individual was a director or within a one year period thereafter, or was a director or officer of a company during the time in which an event occurred which led to a cease trade order, penalties, sanctions or bankruptcy subsequent to the individual ceasing to act as a director or officer. This information has been provided by each director or officer, as the Company is unable to verify these statements independently.

Potential Conflicts of Interest

Directors of Northern Dynasty also serve as directors of other similar companies involved in natural resource development. Accordingly, it may occur that properties will be offered to such other companies. Furthermore, those other companies may participate in the same properties as those in which Northern Dynasty has an interest. As a result there may be situations which involve a potential conflict of interest or issues in connection with the doctrine of “corporate opportunity”. In that event, a financially interested director would not be entitled to vote at meetings of directors in respect of a transaction involving the Company if it evokes any such conflict. The directors will attempt to avoid dealing with such other companies in situations where conflicts or corporate opportunity issues might arise and will at all times use their best efforts to act in the best interests of Northern Dynasty.

ITEM 11.           PROMOTERS

Not applicable.

ITEM 12.           LEGAL PROCEEDINGS

Nil

– 35–	Annual Information Form

ITEM 13.           INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

As more particularly described in Item 5 under heading Property Agreements Further Particular , the Company acquired 100% of the outstanding common shares of Hunter Dickinson Group Inc. (”HDGI”) for purchase price of 14,002,268 common shares of the Company. HDGI held the 20% carried contractual interests in the Pebble Project and is a related party by virtue of (i) having certain directors in common with the Company, and (ii) its shareholders or their associates being significant shareholders of the Company. The agreed number of shares was based on negotiations between the Company, represented by a Special Committee of the Board of Directors, and HDGI with reference to an independent valuation of the carried interests performed by Ross Glanville & Associates Ltd in March 2005. Both parties agreed to a valuation of $6.37 per share, based upon the issuance of 14,002,268 common shares, as representing the fair value of the 20% carried contractual interest. The valuation report was publicly filed at www.sedar.com. The TSX Venture Exchange and the American Stock Exchange has accepted the acquisition transaction. . The insiders who owned HDGI and the number received common shares of the Company each received as a consequence of its acquisition are as follows: Robert A Dickinson (2,015,289), Jeffrey R. Mason (2,015,289),Ronald W. Thiessen (2,015,293) Scott D. Cousens (2,015,289) and David. J Copeland (2,015,289).

ITEM 14.           TRANSFER AGENT AND REGISTRAR

The Company's registrar and transfer agent is Computershare Trust Company of Canada, located in Vancouver, BC.

ITEM 15.           MATERIAL CONTRACTS

Other than those already described in this Annual Information Form, the Company did not enter into any material contracts during the fiscal year ended December 31, 2006.

ITEM 16.           INTERESTS OF EXPERTS

David Rennie, P.Eng., Mark Rebagliati, P.Eng., and John Payne, Ph.D., P.Geo., are each persons

(a)

who are named as having prepared, or co-prepared, a report described in a filing, or referred to in a filing, made under National Instrument 51-102 by the Company during, or relating to, the Company’s most recently completed financial year; and

(b)	whose profession or business gives authority to the report made by him.

Each of Messrs. Rennie, Rebagliati and Payne interests in the common shares of the Company, directly or indirectly, or through stock options, represent less than 1% of the Company's outstanding share capital.

– 36–	Annual Information Form

ITEM 17.           ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, indebtedness of officers, executive stock options and interests of management and others in material transactions, where applicable, is contained in annual financial statements, proxy circulars and interim financial statements of available at the SEDAR internet web site (www.sedar.com).

The following documents can be obtained upon request from Northern Dynasty’s Shareholder Communication Department by calling (604) 684-6365:

(i)	this Annual Information Form, together with any document incorporated herein by reference;

(ii)

the Annual Report of the Company and any interim financial statements filed with Securities Commissions subsequent to the audited financial statements for the Company's most recently completed financial year; and

(iii)	the Proxy Circular for the annual general meeting of the Company.

The Company may require the payment of a reasonable charge from persons, other than security holders of the Company, requesting copies of these documents.

ITEM 18.           DISCLOSURE FOR COMPANIES NOT SENDING INFORMATION CIRCULARS

Not applicable.

ITEM 19.           CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, our management carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by us in reports that we file or submit under the Exchange Act.

It should be noted that while our Chief Executive Officer and our Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that our disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met.

There were no changes in our internal control over financial reporting during the fiscal year ended December 31, 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act).

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MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With the participation of the Chief Executive Officer and the Chief Financial Officer, our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2006. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. Also, projections, of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

ITEM 20.           AUDIT COMMITTEE, CODE OF ETHICS, ACCOUNTANT FEES AND EXEMPTIONS

A. AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. David Elliott is a member of the audit committee of the Company who qualifies as an audit committee "financial expert" based on his education and experience. Mr. Elliott is "independent", as that term is defined by the rules of the American Stock Exchange. Mr. Elliott is an accredited Chartered Accountant in Canada.

B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to all personnel of the Company. A copy of the Code of Ethics was attached as an exhibit to the Company's Annual Report on Form 20-F filed in June 2005.

C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Year ended	Year ended
	December 31	December 31
Services:	2006	2005
Audit Fees	$40,000	$27,000
Audit-Related Fees(1)	–	–
Tax Fees	nil	1,000
All Other Fees	–	–
	$40,000	$28,000

Note:

(1)

"Audit–Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors. The audit committee

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routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

ITEM 21.           OFF BALANCE SHEET ARRANGEMENTS

None.

ITEM 22.           TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by period
		Less than			More than 5
	Total	one year	1 to 3 years	3-5 years	years
Contractual obligation	Nil	Nil	Nil	Nil	Nil
Long term debt obligations	Nil	Nil	Nil	Nil	Nil
Operating lease obligations	Nil	Nil	Nil	Nil	Nil
Purchase obligations	Nil	Nil	Nil	Nil	Nil
Other	Nil	Nil	Nil	Nil	Nil
Total	Nil	Nil	Nil	Nil	Nil

The term purchase obligation means an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.